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                           April 27, 2020

       Gengchen Han
       Chairman of the Board and Chief Executive Officer
       Origin Agritech Limited
       No. 21 Sheng Ming Yuan Road
       Changping District, Beijing
       China 102206
       011-86-10-5890-7566

                                                        Re: Origin Agritech
Limited
                                                            Registration
Statement on Form F-1
                                                            Filed April 16,
2020
                                                            File No. 333-237712

       Dear Dr. Han:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1 filed April 16, 2020

       General

   1. We note your Form 6-K filed March 10, 2020 indicating that you received notice from the
                                                        NASDAQ Stock Market
that you had a capital deficiency under the continued listing rules of NASDAQ and your
press release dated April 15, 2020 indicating that you
                                                        received RMB137.66
million from Beijing Changping Technology Innodevelop Group
                                                        (BC-TID) and entered
into a definitive framework agreement with BC-TID. Please revise your prospectus to
disclose these events.
 Gengchen Han
Origin Agritech Limited
April 27, 2020
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Irene Paik at 202-551-6553 or Joseph McCann at 202-551-6262 with any questions.



                                                           Sincerely,
FirstName LastNameGengchen Han
                                                           Division of
Corporation Finance
Comapany NameOrigin Agritech Limited
                                                           Office of Life
Sciences
April 27, 2020 Page 2
cc:       Andrew D. Hudders, Esq.
FirstName LastName